NAREIT PRESENTATION TRANSCRIPT, FILED JUNE 8, 2006

Filed by Public Storage, Inc.
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company: Shurgard Storage Centers, Inc
Commission File No. 001-11455
Date: June 8, 2006

PUBLIC STORAGE AT REITWEEK*: 2006 NAREIT INVESTOR

FORUM

JUNE 07, 2006

CONFERENCE PARTICIPANTS

• Clemente Teng	Public Storage Inc.
VP Investor Service

• Ron Havner	Public Storage Inc.
President and CEO

• Ross Nussbaum	Banc of America Securities
Analyst

• Christine McElroy	Banc of America Securities
Analyst

Disclosures:

Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this presentation are forward-looking statements. All forward-looking statements speak only as of the date of this conference. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Public Storage, Shurgard and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize or delays in realizing the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission, including in Part II, Item 1A, “Risk Factors”, in Public Storage’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, our registration statement on Form S-4 filed on April 20, 2006, as amended on May 24, 2006, and our other Reports on Form 10-K, 10-Q and 8-K. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

This presentation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Public Storage and Shurgard have filed a preliminary joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIAL WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC STORAGE AND SHURGARD AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus when they become available and other documents filed by Public Storage and Shurgard with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents when they become available may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite 400, Seattle, WA 98109, Attention: Investor Relations.

Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage and information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC on April 20, 2006 and amended May 24, 2006. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PRESENTATION

Ross Nussbaum: There we go. Thanks for joining this morning, I’m Ross Nussbaum from Banc of America Securities, I’m joined by my colleague Christine McElroy. I’m pleased to be moderating the Public Storage Panel this morning. To my left is Ron Havner, Chief Executive Officer and I’ll turn it over to Ron to make some opening remarks.

Ron Havner: Actually Clemente will start us off here.

Clemente Teng: I’ll give a brief introduction to Public Storage and some of the recent accomplishments that we have done. First off let me give you an overview of Public Storage, we’ve been in the self-storage business since 1972. We generated over $1 billion in revenue in the past year. We own and operate over 1,500 properties in 37 States and have net rentable square feet of about 92 million.

We are geographically diversified in those 37 States with our largest markets on a per square foot basis in Los Angeles, Chicago, San Francisco, Dallas, Houston and New York. We currently have in excess of 750,000 customers. We’ve been included in the S&P 500 Index since August of last year and our equity market cap is about $10 billion.

The self-storage business, as many of you are aware, has several what we feel competitive advantages over other real estate businesses. First we have a low breakeven point. Generally it takes about a 30 to 35% occupancy level for a newly developed property to achieve its breakeven point of recovering its fixed cost of payroll, property taxes, utilities and marketing costs.

We also have a low level of capital expenditures compared to others. A recent Green Street Advisor Report estimated that the annual per square foot requirements for apartments are about $1 per square foot. This compares to about $0.30 per square foot that our facilities require on a yearly basis, yet our rents are comparable on a per square foot basis. We also have pricing power that’s above inflation.

Now within the self-storage industry or sector, Public Storage has several competitive advantages over our competitors. First our brand name, our brand name is the most established and recognized name in the Public Storage business. It’s kind of a generic name that’s used amongst the whole group, similar to Kleenex or Xerox. The size and scope of our operations have allowed us to increase our — improve our occupant — efficiencies, operational efficiencies. It has enabled our local economy of scales to achieve higher profit margins as well as a low administrative cost relative to revenues.

We’ve also been able to use our national call center to our advantage to help drive reservations and move-ins. And we have an additional advantage with the call centers that, since we have so many neighboring locations, our call centers can direct traffic to a myriad of different properties should one property not have the available space that a customer is looking at.

We also make use of media and marketing promotions. We use a lot of TV advertising that no other self storage company in our sector does, mainly because using TV and marketing promotion is such cost prohibitive for our competitors and since we have that large base we can split it over several of our — many properties. We also have information systems that enable us to use centralized pricing on a real time basis to our advantages because we can coordinate it with our marketing and promotional and media activities, as well as enhancing our distribution network.

We also have great financial flexibility. Our capital structure uses a great deal of preferred stock, it helps us protect us against the general trends in the capital markets in terms of interest rates. If we are successful at completing a couple of issues of redemption that we have available later this year, our interest rates — our average rate on our preferred will be below 7%.

Now let me just give a little few highlights on what we just achieved in our first quarter. Our funds from operations increased about 19% in the first quarter to $0.94 per share from $0.79 per share in the prior year. This was driven by our same store revenues increasing a little over 5% and our operating expenses being moderated to about a 2.9% increase. This led to a 6.3% increase in our net operating income. Our balance sheet also remained very solid during the quarter. We raised approximately $618 million of gross proceeds in May.

Most of the gross proceeds will be used to fund the cash requirements for the Shurgard transaction. And at the present time we have in excess of $1 billion in cash. We also generated approximately $50 million in retained cash during the quarter, which was higher than the 41 million in the first quarter last year. We also generated several new properties during the quarter. In the first quarter we grew, as well as announcing the Shurgard transaction, we increased our property count by about ten from acquisitions, new development and redevelopment. And we generated or improved our portfolio by about 550,000 square feet.

Now with regard to the Shurgard merger, the process is going very well and the integration process has begun. Our management is involved and focused on executing a smooth transition process. We’ve met with most of all the Shurgard folks, all the corporate staff functions in Seattle, all the divisional district managers as well as the European, corporate and operating folks. So we have an excellent integration plan in process that addresses the wide of variety of systems and personnel issues associated with this merger. The S-4 that we filed, we just filed an amendment and the SEC has decided to review our S-4 filing, so it’s in current review. With that we believe that we can complete the merger sometime during the third quarter as a result. And also because of that we believe that meaningful synergies and benefits will not occur until roughly about 2007.

And with that I’ll turn it back over to Ross.

Ross Nussbaum: Thanks Clem. I’ll open up the questions. Maybe we can talk a little bit more about Shurgard. Ron, have you formulated at this point a plan of attack in terms of improving Shurgard’s operating margins. PSA’s have historically been higher and I think that’s one of the opportunities you saw. How are you approaching that aspect of the merger?

Ron Havner: Well there are a couple of things that will happen just as a result of putting the two portfolios together. About 75% of the Shurgard properties are in the same markets or sub-markets as the Public Storage properties, so that will allow for improved operating efficiencies in terms of the managerial function, as well as the elimination of duplicative costs such as Yellow Pages. Both companies have say 40 or so properties in the Seattle market. Both companies spend several hundred thousand dollars in Seattle on Yellow Pages.

Once the portfolios are combined, the Yellow Pages will be combined and those costs will be eliminated so we’ll only have one set of Yellow Pages in Seattle. We obviously don’t need two sets of information systems or two accounts payable departments, so a lot of those kind of back office or field support functions will naturally just fall away as a result of putting the two organizations together. That’s really kind of on the cost side and I’m really not touching the corporate G&A side. I think in the S-4, there is an outline there of about 20 or $23 million of corporate G&A savings that we’ve already identified.

On the revenue side, the portfolios operate at different occupancy and so one of the things we’ll do — we’ll be able to do in the Shurgard portfolio is apply our marketing and promotional programs to those assets. Again going to Seattle, we advertise currently on — in Seattle and I think it costs about 50,000 a week.

We’ll now be able to do that over 80 properties instead of 40 properties. So we’ll obviously improve the cost structure what we’ve historically spent on the Public Storage properties as we spread it over the number of properties, but we’ll also be able to benefit and drive those additional customers in the Shurgard facilities as well as our facilities. So there’s — I think there’s revenue benefit in terms of application of our marketing and promotion program, as well as the cost side.

Ross Nussbaum: Is there a timeframe in your mind at this point as to how long it takes to get those margins up to match where PSA’s are today?

Ron Havner: Well different costs and revenue items have what I would call different life cycles. For Yellow Pages for example, if we started today, it would be a year from now before the last duplicative Yellow Pages are eliminated. That’s because Yellow Pages you sign up today, the ad’s put in the book in September and it’s on a rotating basis around the country so it would be a year before the Yellow Page cost — the duplication there is eliminated.

Things like the marketing programs we can do sooner rather than later, as quickly as we get the systems set up onto the Shurgard properties, get them on our national call center and into our web site, we’ll be able to apply our marketing and promotion programs to them right away. The other costs will be over a period of some are within one week and some will be multiple months in terms of getting things put together.

Ross Nussbaum: Are there any best practices you have identified at this point from Shurgard’s side that you’ve said, “Well we need to implement this across our portfolio as well?”

Ron Havner: Yes as we’ve learned about Shurgard organization and compared it to our own organization, there are several things. One which comes to mind is that Shurgard’s had a pretty capable what I call outbound sales calls both to commercial accounts and to customers. They have a call center that’s a little different than ours in Phoenix, but they have a call center there in Phoenix, Arizona that really does more outbound sales calls than inbound sales calls. And so we will be adopting that and establishing a broader kind of commercial account marketing program using the entire 2000 facility Public Storage platform to market to commercial accounts around the country. There are a variety of other things throughout the organization, but that’s one module win that comes to mind.

Ross Nussbaum: Okay. Are there any questions from the audience?

QUESTION AND ANSWER SESSION

Ross Nussbaum: No. Okay before we move on maybe to operating fundamentals, let me just ask about Europe a little bit. Is there a game plan for Europe? Where are you in terms of that process? Obviously its a little different organization over there than it is in the use since you don’t have a presence there.

Ron Havner: For Europe it’s a different business so to speak in terms of it’s not a different business but it’s a different business objective. In the U.S. combining the operations, getting them onto the same marketing programs and all that provides the revenue and synergies that I touched on. In Europe there’s no portfolios to combine, Shurgard has what I think is the largest and best platform in Europe.

So over in Europe the objective will be how to — how can we apply some of our marketing and promotional programs to that portfolio to drive top-line revenue growth. There’s also — it’s a somewhat complicated capital structure so we’ll be looking to help them simplify their capital structure over there. Europe has been set up as a stand-alone company, there were a wide variety of outside investors in Shurgard Europe until they bought out the last one last June. So it’s got its own senior management team, middle management team over there in Europe running that business and it’s a pretty capable management team.

Christine McElroy: In your experience have you seen a correlation in the long term between demand for self-storage space and energy prices? And do you have any thoughts on what happens to demand for space if discretionary income continues to get squeezed by higher oil prices and higher financing costs?

Ron Havner: Well the first part, the correlation between self-storage and oil prices, no. There may be a correlation but I have no idea about oil prices. In terms of consumer demand and consumer income, historically our business in good times and bad has faired pretty well. If you take the last 12 or 15 years of information on our same park portfolio in Public Storage, other than the years 2001 and 2002 when we did a pricing and promotion program called Payment in Arrears, which gave us a lot of income in ‘01 and adversely affected us in ‘02 you’ll see about a pretty steady 4 to 6% growth rate year in and year out. Our business is pretty steady-Eddy even though we do month-to-month leases and people think, “Oh, it’s a month to month. They’re going to move out right away.”

Most customers stay several years and even though they’re on a month-to-month lease once people put their stuff into storage they have a lot of other things to do on Saturday besides go out and clean out their storage locker. I know I could take a survey in this room and people would say, some of you are sitting there going, “No way.” No one would do storage for more than three or four months. But I’ll bet there are some people here in this audience that have had storage space for four or five years.

Unidentified Audience Member: [Inaudible question – microphone inaccessible]

Ron Havner: Okay. I was on a plane out here on the way out and I was sitting next to a lady and she asked me what I did and so we were talking and she’s had her stuff in storage for 22 years. She can’t remember the name of the facility but she pays her rent every month. And she kind of remembers some of her mother’s stuff was in there and that’s why she doesn’t want to go back and clean out the storage locker. So I’m sure over those 22 years her income has gone up. It’s gone down, it’s changed. But there she is paying the rent check.

And that’s kind of our business. Yes, there’s a lot of people that move place to place and only need it for three or five months but there’s a lot more people that once they get their stuff into the storage bin, they’re there 15, 18 years. Okay?

Unidentified Audience Member: [Inaudible question – microphone inaccessible]

Ron Havner: That’s right. And I bet you don’t remember what you’ve got in there.

Christine McElroy: Staying on the macro front your revenue path in Q1 it didn’t see that normal Q4 to Q1 seasonals that it normally sees? Your rent growth continued to accelerate. Would you say that there’s greater momentum going into this year than you’ve seen — for demand for space than you’ve seen in year’s past?

Ron Havner: I think if I could put temperature on most of the self-storage operators everyone had reasonable, varied but reasonable, top-line growth. I’m not sure it was good as ours and I’m sure a couple were better. But overall business is good.

In terms of why we were able to avoid the typical fourth quarter to first quarter dip, and our business for those of you who don’t know, it’s seasonal. We, our peak business is in the second and third quarter and then we taper off in December and the first quarter because people aren’t moving as much. Everyone moves during the summer months and all that, and the college students move out and so we have an uptick in the second and third quarter. Occupancies peak at 92, 94% and then they taper off towards the end of the year. Our pricing and promotional programs have gotten a little better over the last couple of years and so we were able to avoid that typical dip that we get into in the first quarter.

That left us with, I think, about 30 basis points higher occupancy at March 31st than the same period last year, and in-place rent is about 5, 5.5% higher. So yes all those things being equal going into the second quarter we’re better positioned than we were last year.

Ross Nussbaum: Can you talk a little bit about best markets, worst markets at this point?

Ron Havner: Our stronger markets are places where you’ve seen kind of better economic activities. It’s the stronger markets across the country. L.A. has been a good market for us, Miami, Orlando. We’ve benefited a fair amount from the hurricanes down there but also strong environment, any migration of people. Chicago has gotten a little better. Dallas and Houston have gotten a little better.

We have pockets that are a little soft. There’s been uptick in development here in the New York area and in Philadelphia that’s kept us a little soft. The Bay area has also started to improve. One of the things it does affect our business is when people move out of a marketplace or move in rapidly. So the Bay area after the Tech wreck there was an out-migration of people and so we’ve ran flat in the Bay area to slightly down for a couple of years because there was an outflow of people.

We saw the same thing 15 years ago when everyone left Los Angeles. And everyone has got trucks and didn’t like the riots or the earthquake and they left L.A. And so L.A. was a soft market. Well, the Bay area has stabilized and we’re seeing good demand and positive pricing power.

Ross Nussbaum: Any questions for Ron? In the back?

Unidentified Audience Member: Can you tell us what differences there are between a European customer versus a US customer?

Ron Havner: I’m not — I have not had enough experience in Europe to do that. We have a whole bunch of market studies here in the US that we’ve done over the years and the profile of the typical storage customer in the US is a female, 41 years old, college educated and they think they’re going to stay six months and they stay 18 months. And population density drives demand. It’s kind of a three-mile business.

Looking at the information that I have seen over in Europe the price sensitivity is kind of the same between the US and the European customer. The churn rate of when customers come in and then vacate appears to be about the same in Europe as in the US.

So my initial blush is there’s not material differences between the two sets of customers. And then Shurgard’s done an outstanding job of really demonstrating that the product works in Europe. People could say, well it should be fuller. It should be more occupied. It should have filled up faster but the reality is it’s a new product over there. Driving customer awareness is a big job and the portfolio is I think 80, 82% occupied at the end of the second quarter. Well, that tells you, I mean it works. It’s got properties in excess of 90% occupancy so it works. It’s just a matter of getting the marketing right and the pricing right. But it’s a viable product there in Europe.

Ross Nussbaum: Pat do you have a question?

Unidentified Audience Member: I wanted to ask about the price you obtain properties for in say Dallas versus New York?

Ron Havner: Okay let me see if I understand your question. The last part you asked about what is Dallas versus New York?

Unidentified Audience Member: Yes, what cap rates?

Ron Havner: Okay development usually we’re targeting somewhere between 9 and 11% yield. Okay? And that’s after a construction time and two-and-a-half to three years to fill up the property. Acquisition yields I think I said on the last call are somewhere longer term yields of 7 to 9%. Okay so all that. You’ve got, when we do acquisitions we look at replacement cost and we consider that in our analysis of what to pay for the property and how much of a premium are we willing to pay to get the known property stabilized or with reasonably good growth prospects in a marketplace versus developing it ourselves.

The replacements cost or kind of the construction cost varies dramatically around the country. Dallas you can throw our product at 70 to 80 bucks a foot with my guess is $11, $12 a foot rents. Hawaii we have a property that just came out of the ground that’s $240 a foot. But the rents are just short of $50 a foot. So you’ve got different —.

Unidentified Audience Member: [Inaudible question – microphone inaccessible]

Ron Havner: Right, yes New York it’s not unusual depending on what if you’re here in the Burroughs a convert-a-building I mean you’re generally north of $150 to $180 a foot, and rents here are $200 to $250 a foot as compared to Kansas City it’s $50 or $40 a foot and the rents are 8 or 9 bucks a foot. So it varies very dramatically by market.

So when you look at our portfolio and you see rents of $13 a foot that’s a cross section of the Kansas City’s, the Dallas’, the New York’s and the Hawaii’s.

Ross Nussbaum: How much of that is the hard cost versus the land?

Ron Havner: It varies. When you go in a more suburban location, say Dallas and you’re not infill more of it’s going to be land. And construction cost is going to be a little cheaper. If you’re here in the Burroughs you’re paying a lot for land and you’ve got to go up three or four stories so you’re in that — it costs more to go upstairs than just do the row upon row of projects.

Ross Nussbaum: So your standard single-story five, six building facility in suburban Palm Beach would that cost you 30 bucks a foot, 40 bucks a foot?

Ron Havner: It’s 50.

Ross Nussbaum: 50.

Ron Havner: 50 to 60 yes.

Ross Nussbaum: Hard cost, I mean without the land just the hard cost?

Ron Havner: Oh the hard cost, yes it is somewhere between 30 and 40.

Ross Nussbaum: Other questions? I’ll keep going, let me ask. Oh, sorry.

Unidentified Audience Member: Do you think adding Shurgard’s properties to your portfolio will saturate your local markets?

Ron Havner: Do I believe some markets are too saturated? Well, there’s different levels of self-storage per square foot in different markets around the country. Overall though I don’t think it’s saturated. I mean you can tell by our occupancies we’re I think 90, 91 at the end of the first quarter so there’s demand for the product.

The Shurgard portfolio is reasonably well occupied, not as much, but they don’t have the media program. And overall storage operators are doing reasonably well. So that tells you there’s continued demand for the product. The other part of your question was, do we plan to sell any facilities? No, at this time we have no intentions to sell any of the Shurgard facilities.

No, our properties in the two portfolios where we are right across the street from each other or right down the block, but both properties are reasonably well occupied. So that tells us in that sub-market there is demand for the products. And we’ll continue to operate both facilities. Kind of think of it as you could have one 1,000-unit facility or two 500-unit facilities. Okay, if there’s demand for a 1,000-unit facility there’s demand for two 500-unit facilities.

Ross Nussbaum: Ron, we’ve got limited time but I wanted to make sure I touched on insurance. You do have pretty meaningful exposure to Florida, the Gulf Coast and in Texas. Talk about what’s happened to your insurance premiums. What’s happening to your deductibles? What’s happening to your coverage mechanism? It’s probably a bigger issue for you than an apartment or an office building because you do have some structural integrity risk I would assume. So just talk about how that’s going to play out and affecting the cost side of your business?

Ron Havner: I’m not sure I understand what structural integrity risk?

Ross Nussbaum: Well, I’m just saying that you’ve got a Class 4 hurricane blowing through and you’re not building these things with concrete necessarily.

Ron Havner: Well okay, we are building them with concrete but anyway. We have basically the twin devils in insurance, okay? We’re in California so we have earthquakes and we’re in Florida so we have hurricanes. These are the two things you don’t want to have this year are property and casualty insurance renewals but we have them both. So I think we touched on — our insurance policy renews April 1st so when we did that first conference call we indicated that our property and casualty insurance costs were up dramatically, and that we expected about $1 million a quarter increase in property and casualty insurance. So you’ll see that come the second quarter.

We’ve had in Public Storage for a long time a captive insurance entity over in Hawaii and when markets, the insurance market gets tight in various periods we’ll step in and take some of that insurance ourselves. And so this year we’ve stepped up and taken some of the earthquake coverage, certain layers of that. From an expense standpoint it really doesn’t do anything for us in year one because we charge basically ourselves the premium that a third-party carrier would charge and put that premium into captive. The benefit is if we don’t have a loss in a couple of years we get the money back because we don’t need the reserve. But in year one it doesn’t have any impact on the P&L.

Ross Nussbaum: In terms of deductibles?

Ron Havner: Well, we didn’t change our deductibles dramatically. I think we have $3 million to $5 million deductible. And then on the hurricane there’s like — on the hurricane there’s a 5% of value deductible and in aggregate when it’s on a hurricane. But we’ve got over $100 million of insurance.

Ross Nussbaum: I think we’re running out of time but I wanted to make sure — I know you’re not a big fan of providing any earnings guidance but as you look at the combined company going forward over the next couple of years is it an outrageous claim to say that the combined entity can grow FFO per share 10% plus?

Ron Havner: No, I’m not a big fan of earnings guidance.

Ross Nussbaum: Somehow I thought you were going to say that. Yes?

Unidentified Audience Member: [Inaudible question – microphone inaccessible] and then content.

Ron Havner: Yes.

Unidentified Audience Member: Is content especially insured or is it you who are insuring the contents or is it the owner of the [property]?

Ron Havner: Both, let me explain that. When a customer comes into our facility we ask them if they have insurance. And if we don’t then we tell them that, well you can get insurance and we basically at the counter given them the name of a broker that they call to get tenant insurance. But our lease explicitly states that we are not responsible for the tenant’s goods.

And in fact it also says that they can’t put stuff, more than $5,000 into the facility. If they elect to take the insurance from the broker that we offer them, we reinsure that business. So besides having the captive to do our property and casualty we also have a tenant reinsurance business that throws off about $15 million to $18 million a year in EBITDA. And that’s a good business for us and it will generate $25 million plus of premiums this year. So we reinsure that customer if they elect to take that insurance.

So then when you have — we have a hurricane to the extent that we’ve offered insurance then we are, in fact, providing insurance for the tenants and so we’ll end up writing the check for that.

Unidentified Audience Member: [Inaudible question – microphone inaccessible]

Ron Havner: Right, it’s different than our property casualty insurance and then we have stop loss limits. We go out and buy insurance on our reinsurance in case of catastrophic events so that we have stop losses in terms of certain events. Like in the hurricane last year we paid out $500,000 but we had a stop loss of $500,000 and we paid out gross proceeds to tenants of over $1 million.

Unidentified Audience Member: When you self-insure you have any direct mortgages on your property?

Ron Havner: Yes I think 10 or 15 properties have mortgages.

Unidentified Audience Member: [Inaudible question – microphone inaccessible]

Ron Havner: They may.

Unidentified Audience Member: If you’re self-insured can you assign back to your lender? In other words are you responsible or do tenants not pay for it you walk away [inaudible]?

Ron Havner: I guess we could. If you look at our capital structure of $13 billion of assets I think we’ve got $60 million or $80 million of mortgages. So it’s not a —.

Unidentified Audience Member: [Inaudible question – microphone inaccessible]

Ron Havner: Right.

Ross Nussbaum: Good, I think we’ve run out of time, Ron. Thank you.

Ron Havner: Okay thank you.